Red Oak Fund, L.P.
145 Fourth Avenue, Suite 15A
New York, New York 10003

August 2, 2007

VIA EDGAR, FACSIMILE AND UPS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:  Daniel F. Duchovny, Esq.

Re:	Red Oak Fund, L.P.
Schedule TO-T filed March 30, 2007
File No. 005-80992

Ladies and Gentlemen:

Red Oak Fund, L.P. (the “Fund”) on the date hereof expects to transmit via EDGAR Amendment No. 1 to the Schedule TO-T filed on July 23, 2007 (File No. 005-78092, the “Schedule TO-T”), a copy of which is attached for your reference.  By letter dated July 30, 2007, the Fund received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-T (the “Comment Letter”) and the Fund’s offer to purchase for cash up to 1,500,000 shares of the Proginet Corporation (the “Offer”).

In preparing Amendment No. 1 to the Schedule TO-T, the Fund has addressed the Staff’s comments in the Comment Letter.  Red Oak’s response to each of the comments contained in the Staff’s Comment Letter follows.  For your convenience, each comment is repeated verbatim with the Fund’s response immediately following.

Schedule TO-T

Item 10

1.	Please provide your analysis regarding why the financial statements information description in Item 1010 of Regulation M-A is not required.

RESPONSE:

We believe that the Fund’s financial statements are not material.  We believe that the small size of this partial tender, the stated purpose of passive investment as opposed to seeking control or to influence Proginet Corporation (“Proginet”), and the fact that, as stated in Section 11 of the Offer to Purchase, the Offer is not conditioned upon any financing arrangements and no consent or approval from any third party is needed for the Fund’s use of cash to fund the tender, all support our belief that in this instance, the burden to the Fund of providing financial information in its tender offer materials outweighs the usefulness of the information to security holders.  The Offer to Purchase makes it clear that the Fund has available cash to purchase all of the shares it seeks, which should provide stockholders enough information to conclude there is little risk of non payment.  Additionally, the Offer states in Section 8 that

Securities and Exchange Commission
Attention:  Daniel F. Duchovny, Esq.
August 2, 2007

Red Oak is “not a public company and [has] not prepared audited financial statements. [Red Oak] control[s] assets valued in excess of $35 million and [has] adequate liquid assets at [its] disposal to fund payment to selling stockholders in the Offer.”

We believe that financial statements of the Fund are not material to investors with respect to this transaction, given the Fund’s stated passive investment intent and the specific disclosure regarding the resources and investment activities of the Fund.

Offer to Purchase

2.
We note that the offer commenced on July 23, 2007 and is scheduled to expire at 5 p.m. on August 2007.  Please revise the offer so that it is open 20 full businesses days in compliance with Rule 14e-1(a).

RESPONSE:

Pursuant to your comment, we have amended the Offer to provide for an expiration time of 11:59 p.m. New York time on August 17, 2007.

Information Concerning Proginet, page 16

3.	Revise your disclosure in the paragraph captioned “Available Information” to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

RESPONSE:

Pursuant to your comment, the subject paragraph has been amended to reflect the new address of the Commisson at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Information Concerning Red Oak, page 17

4.
With respect to your disclosure in the first paragraph on page 18, please tell us why you need to qualify your disclosure “to the knowledge” of the bidder.  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifier.

RESPONSE:

Pursuant to your comment, we have deleted the knowledge qualifier from the subject paragraph.

Conditions to the Offer, page 19

5.
It appears that each condition is subject to your determination based on your sole judgment.  Please revise here and throughout your offer materials to include a reasonableness standard where applicable.  The ability of the bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Securities and Exchange Commission
Attention:  Daniel F. Duchovny, Esq.
August 2, 2007

RESPONSE:

We respectfully point the Staff’s attention to the first sentence of the last paragraph of the subject Section, which states that all conditions of the offer are subject to Red Oak’s “reasonable discretion.”

Nevertheless, to address the concern raised by the Staff, we have amended the first sentence of the section titled “Conditions to the Offer” to read:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) our rights to extend the Offer or otherwise amend the terms of the Offer at any time, we shall not be required to accept for payment and, subject to (i) our reasonable discretion and (ii) any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to either pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and terminate the Offer, if any of the following events shall occur:”

6.
Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

RESPONSE:

We supplementally confirm that our understanding conforms to yours.

7.
We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.”  Defining the conditions as an ongoing right that may be asserted “at any time and from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer.  Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  Revise the disclosure in this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

RESPONSE:

Pursuant to your comment, the subject sentence has been amended to read “[o]ur failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted from time to time and at any time before the expiration of the Offer, subject to applicable government approvals.”

Securities and Exchange Commission
Attention:  Daniel F. Duchovny, Esq.
August 2, 2007

Dividends and Distributions, page 22

8.
It appears, based on the second paragraph in this section, that if the company declares a dividend, you will reduce the offer consideration by an equal amount and also receive the proceeds of any such dividend.  Thus, security holders would receive a lower offer consideration and would not receive an equal amount such that their aggregate consideration is $1.65 per share, whether from you or from you and the company.  If this is correct, please clarify your disclosure to explain and also disclose it in the summary section.  Also, consider whether providing an example might assist security holders in understanding the effect of this offer term.

RESPONSE:

We respectfully point the Staff’s attention to the first sentence of the subject paragraph. The language following “(i)” states that the consideration will be reduced by the amount of a cash dividend or a cash distribution.  The language following “(ii)” states that a noncash dividend, distribution or issuance will be remitted to Red Oak.  In the case of a cash distribution or cash dividend, the security holder would not be required to remit his or her distribution or dividend to the Red Oak.  Likewise, in the case of a noncash distribution, dividend or issuance, the security holder would not be required to accept a decreased Offer price.

Nevertheless, to address the concern raised by the Staff, we have amended the subject paragraph to read as follows:

“If after July 18, 2007, Proginet should declare or pay any cash dividend or other distribution on the Shares or issue, with respect to the Shares, any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominees or transferees on the Company’s stock transfer records, then, subject to the provisions of Section 12, “Conditions to the Offer,” (i) the Offer price will be reduced by the amount of any such cash dividend or cash distribution or (ii) any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us, but the Offer price will not change.  If the Offer price is reduced because of a cash dividend pursuant to the preceding sentence, and if, at the time that notice of any such reduction in the Offer price is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days.  Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer price for the Shares or deduct therefrom the amount or value thereof, as we determine in our sole discretion, exercised reasonably.”

Securities and Exchange Commission
Attention:  Daniel F. Duchovny, Esq.
August 2, 2007

* * * * * * * * * * * * * * * *

Pursuant to your request in the Comment Letter, enclosed with this letter is an acknowledgement signed by an officer of Red Oak.  Please feel free to contact my attorneys, Peter Tennyson at (714) 668-6237 or Kevin Morriss at (714) 668-6276 in connection with this letter or the enclosed materials.

Sincerely,

Red Oak Fund, L.P.

By: Red Oak Capital Partners, LLC, general partner

/s/ David Sandberg_________________
David Sandberg, Managing Member